SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           HEALTHY PLANET PRODUCTS, INC.
                                  Name of Issuer

                     Common Stock, Par Value $0.01 Per Share
                           Title of Class of Securities

                                   42221N-10-4
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                              The InterGroup Corporation
                        2121 Avenue of the Stars, Suite 2020
                           Los Angeles, California 90067
                                  (310) 556-1999
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                December 11, 1997
                                ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

CUSIP No. 42221N-10-4
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         374,400
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           374,400
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     374,400 Shares of Common Stock
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     15.4%
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14.  Type of Reporting Person

     CO
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

CUSIP No. 42221N-10-4
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                             (b) [x]

------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds
     PF
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         317,600
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           387,000
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           317,600
                                          ------------------------------------
                                          10.  Shared Dispositive Power
                                               387,000
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     704,600 Shares of Common Stock
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     29.1%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
------------------------------------------------------------------------------

CUSIP No. 42221N-10-4
------------------------------------------------------------------------------
1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
------------------------------------------------------------------------------
3.   SEC Use Only

------------------------------------------------------------------------------
4.   Source of Funds

     WC
------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Nevada
------------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         12,600
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           12,600
                                          ------------------------------------
                                          10.  Shared Dispositive Power

------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     12,600 Shares of Common Stock
------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     0.5%
------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
------------------------------------------------------------------------------

                           AMENDMENT NO. 1
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION,
                    SANTA FE FINANCIAL CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                     HEALTHY PLANET PRODUCTS, INC.


          This Amendment No. 1 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup and Santa Fe in connection with additional purchases of the Common Stock, par value $0.01 per share (the "Common Stock") of Healthy Planet, Inc. (the "Company") by InterGroup and initial purchases by Santa Fe.

          The following items of this Schedule 13D are amended:


Item 2.   Identity and Background

          (a) This Schedule 13D is being filed by InterGroup, Santa Fe and John V. Winfield. John V. Winfield is the Chairman, President and Chief Executive Officer of InterGroup and is the controlling shareholder of InterGroup. Mr. Winfield is also the Chairman, President and Chief Executive Officer of Santa Fe Financial Corporation. In such capacities, Mr. Winfield has investment and voting control of securities held by InterGroup and Santa Fe.

          (b) The principal executive offices of InterGroup, and the business address of Mr. Winfield, are at 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067.

          The principal executive offices of Santa Fe are located at 2251 San Diego Avenue, Suite A-151, San Diego, California 92110.

          (c) The nature of the business and purposes for which InterGroup was organized is to acquire, hold, operate, utilize, improve, deal with, lease, mortgage or otherwise encumber and dispose of real property of various types and description, and to engage in such other business and investment activities as would benefit InterGroup and its stockholders. Appendix I sets forth additional information relating to the directors and executive officers of InterGroup, which is incorporated herein by reference.

          Santa Fe primarily manages its investment in its 65.2%-owned subsidiary, Portsmouth Square, Inc. and its other holdings. Appendix II sets forth additional information relating to the directors and executive officers of Santa Fe, which is incorporated herein by reference.

          (d) During the last five years neither InterGroup, Santa Fe nor John V. Winfield has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years neither InterGroup, Santa Fe nor John V. Winfield has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) InterGroup is a corporation organized under the laws of the State of Delaware. Santa Fe is a corporation organized under the laws of the State of Nevada. Mr. Winfield is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          InterGroup and Santa Fe used working capital as their source of funds to purchase the additional shares of Common Stock.

Item 4.   Purposes of Transactions.

          InterGroup, Santa Fe and Mr. Winfield have purchased the Common Stock for investment purposes.

          InterGroup, Santa Fe and John V. Winfield may, from time to time, purchase additional shares of Common Stock in the open market, in private transactions or by exercise of the Warrants.

          Except as set forth above, InterGroup, Santa Fe and John V. Winfield have no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D except that, as previously reported, Mr. Winfield was elected as a Class 3 Director of the Company.

Item 5.   Interest in Securities of the Issuer.

          (a) InterGroup, as of December 12, 1997, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act:
(i) 224,400 shares of the Common Stock and (ii) 150,000 shares of the Common Stock which may be acquired by the Exercise of the Warrants. Those shares represent approximately 17.6% of the outstanding Common Stock based on the Company's representations that it had 2,127,362 shares of Common Stock outstanding as of December 12, 1997, and assuming the exercise of the Warrants held by InterGroup and John V. Winfield which would increase the number of shares of outstanding Common Stock to 2,427,362.

          Santa Fe, as of December 12, 1997, may be deemed beneficially own for purposes of Section 13(d) of the Exchange Act 12,600 shares of the Common Stock. Those shares represent approximately 0.5% of the Company's outstanding Common Stock assuming the exercise of the Warrants.

          John V. Winfield owns 167,600 shares of the Common Stock of the Company with Warrants to purchase an additional 150,000 shares. Those shares represent approximately 13.1% of the Common Stock of the Company assuming the exercise of the Warrants. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the shares of Common Stock owned by InterGroup and Santa Fe, he would beneficially own 704,600 shares of the Common Stock of the Company, representing approximately 29.1% of the outstanding Common Stock assuming the exercise of the Warrants.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock and Warrants owned by InterGroup. As the Chairman, President and Chief Executive Officer of Santa Fe, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by Santa Fe.

          John V. Winfield has sole voting power and disposition power with respect to the Common Stock and Warrants owned by him.

          (c) Information with respect to transactions effected in the Common Stock during the past sixty (60) days is set forth below:

                             Number of      Price per
    Name          Date        Shares          Share            Nature
    ----          ----       ---------      ---------          ------
  InterGroup     12/9/97       4,800         $3.50      Open Market Purchase
  Santa Fe       12/11/97      6,100         $3.6066    Open Market Purchase
  Santa Fe       12/12/97      6,500         $3.50      Open Market Purchase


          (d) No person other than John V. Winfield, InterGroup, Santa Fe and John V. Winfield, as Chairman, President and Chief Executive Officer of InterGroup and Santa Fe has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

          (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between InterGroup, Santa Fe and John V. Winfield and any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies except that the Company has agreed to use its best efforts to cause Mr. Winfield to be elected as a director through December 29, 2000.

          There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

          There is no material to be filed as exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.


                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 1997

                                   THE INTERGROUP CORPORATION


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


                                   SANTA FE FINANCIAL CORPORATION


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield

                                APPENDIX I


          The following sets forth the name, business address and principal occupation of each executive officer and director InterGroup:

Directors:

John V. Winfield                          Chairman of the Board and
The InterGroup Corporation                President and Chief Executive
2121 Avenue of the Stars, #2020           Officer of InterGroup and Santa Fe;
Los Angeles, California 90067             Director of Healthy Planet Products,
                                          Inc.

Joseph Grunwald                           Chairman of PDG N.V. (Belgium),
AGICO-PDG S.A.                            a hotel management company
222A Avenue Montjoie
Brussels, Belgium 1180

William J. Nance                          President of Century Plaza
Plaza Printers, Inc.                      Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California 90067

Mildred Bond Roxborough                   Director of Development and
NAACP                                     Special Programs of the NAACP
39 Broadway, 22nd Floor
New York, New York 10006


Executive Officers:

Gregory C. McPherson                      Executive Vice-President,
The InterGroup Corporation                Assistant Secretary and
2121 Avenue of the Stars, #2020           Assistant Treasurer of InterGroup
Los Angeles, CA 90067



All of the foregoing are citizens of the United States except Josef A. Grunwald, who is a citizen of Belgium.

None of the foregoing directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

With the exception of John V. Winfield, none of the directors or executive officers of InterGroup beneficially own any of the Common Stock of Healthy Planet Products, Inc.

                                APPENDIX II


          The following sets forth the name, business address and principal occupation of each executive officer and director Santa Fe:

Directors:

John V. Winfield                          Chairman of the Board and
The InterGroup Corporation                President and Chief Executive
2121 Avenue of the Stars, #2020           Officer of InterGroup and Santa Fe;
Los Angeles, California 90067             Director of Healthy Planet Products,
                                          Inc.



William J. Nance                          President of Century Plaza
Plaza Printers, Inc.                      Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California 90067

Janice Braly-Nelsen                       Director of Santa Fe and Portsmouth
Santa Fe Financial Corporation            Square, Inc.
2251 San Diego Avenue, Suite A-151
San Diego, CA 92110-2926


Executive Officers:

L. Scott Shields                          Certified Public Accountant
Secretary, Treasurer and
Chief Financial Officer
L. Scott Shields, CPA
4540 Kearny Villa Road
San Diego, CA 92123



All of the foregoing are citizens of the United States.

None of the foregoing directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

With the exception of John V. Winfield, none of the directors or executive officers of Santa Fe beneficially own any of the Common Stock of Healthy Planet Products, Inc.